VF 4-3-03

03018390

UNITED STATES
...AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING SECTION APR 0 1 2003 WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

** AA 4/2/2003

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SEC FILE NUMBER
8- 27117

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Indianapolis Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4729 N. Congress Avenue
(No. and Street)

Boynton Beach, Florida 33426
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ann Greene (561)966-6990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1515 University Drive, Suite 209 Coral Springs, FL 33071
(Address) (City) (State) (Zip Code)

CHECK ONE:

XXX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ANN GREENE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INDIANAPOLIS SECURITIES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Ann Greene
Signature

PRESIDENT
Title

Judy A. Ward
Notary Public

Judy A. Ward
MY COMMISSION # CC895845 EXPIRES
January 26, 2004
BONDED THRU TROY FAIN INSURANCE, INC.

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDIANAPOLIS SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

INDIANAPOLIS SECURITIES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements	
Balance Sheet	2
Statement of Income	3
Statement of Cash Flows	4
Statement of Changes in Stockholders' Equity	5
Notes to Financial Statements	6-9
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1	10
Auditor's Report on Internal Control	11-13

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 209
Coral Springs, Florida 33071
(954) 752-1712

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Indianapolis Securities, Inc.
Boynton Beach, Florida

We have audited the accompanying balance sheet of Indianapolis Securities, Inc. as of December 31, 2002, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As explained in Note 8, the Company entered into a management agreement with an affiliated company. This management company's responsibility was to pay for various expenses as indicated in the management agreement. Due to limitations in the record keeping, the accountability of the expenditures incurred of Indianapolis Securities, Inc. was diminished and the statement of operations as presented as part of these financial statements are inaccurate due to this deficiency.

In our opinion, except for the effects of any adjustments necessitated by the previous paragraph, the financial statements referred to above present fairly in all material respects the financial position of Indianapolis Securities, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(Continued)

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements the Company's dependence on outside financing, lack of existing commitments from lenders to provide necessary financing, lack of sufficient working capital, and losses since inception raise substantial doubts about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Coral Springs, Florida
March 28, 2003

Baum & Company, PA

INDIANAPOLIS SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current Assets	
Cash	$29,214
Commissions Receivable	2,579
Due from clearing firm	122,424
	154,217
Property and Equipment	
Furniture & fixtures (net of accumulated depreciation of $6,670)	4,318
Other Assets	
Clearing Deposit	15,000
Intangible Assets (net of accumulated amortization of $46,500)	171,250
Total Other Assets	186,250
Total Assets	$ 344,785

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts Payable	$ 260
Commissions Payable	144,422
Total Liabilities	144,682
Contingencies -Note	-
Stockholder's Equity	
Common stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding	8,095
Additional paid-in capital	415,049
Accumulated Deficit	(223,041)
Total Stockholders' Equity	200,103
Total Liabilities and Stockholders' Equity	$ 344,785

See Accountant's Report and Notes to Financial Statements.

INDIANAPOLIS SECURITIES INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Operating Revenues:	
Commission Income	$ 1,512,407
Investment Banking Income	99,650
Other Income	2,635
Total operating revenues	1,614,692
Operating Expenses:	
Rent expense	16,696
Commissions	1,211,592
Salaries	81,061
Clearing charges	171,943
Professional fees	9,730
Registration fees	38,023
Amortization and depreciation	30,948
Other operating expenses	84,372
Total Operating Expenses	1,644,365
Net income (loss) before other income (expense)	(29,673)
Other Income (expense)	
Interest Income	3,842
Interest Expense	(272)
Total other income (expense)	3,570
Loss before income tax provision	(26,103)
Provision for Income Taxes	-0-
Net income (loss)	$ (26,103)

See Accountant's Report and Notes to Financial Statements.

INDIANAPOLIS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:	
Net Loss	$(26,103)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation and amortization	30,948
Changes in Operating Assets and Liabilities	
(Increase) in due from clearing firm	(98,187)
(Increase) in commissions receivable	(1,152)
(Decrease) in accounts payable	(2,505)
Increase in commissions payable	122,480
Net Cash Flows provided by Operating Activities	25,481
Cash Flows from Investing Activities:	
Business Acquisitions	(200,000)
Net Cash Flows used for Investing Activities	(200,000)
Cash Flows from Financing Activities:	
Proceeds of capital contribution	200,000
Net increase in cash	25,481
Cash - beginning of year	3,733
Cash - end of year	$ 29,214

See Accountant's Report and Notes to Financial Statements.

INDIANAPOLIS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In-Capital	Accumulated (Deficit)
Balance - December 31, 2001	500	$ 8,095	$ 215,049	$(196,938)
Capital contribution	- 0 -	- 0 -	200,000	- 0 -
Net loss	- 0 -	- 0 -	- 0 -	(26,103)
Balance - December 31, 2002	$ 500	$ 8,095	$ 415,049	$(223,041)

See Accountant's Report and Notes to the Financial Statements.

INDIANAPOLIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Indianapolis Securities, Inc. (the "Company') is an Indiana corporation which was organized in June 1987. The Company is registered as a broker-dealer with the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, and the Indiana Securities Division.

Change of Ownership

On March 6, 2002, the company became a wholly owned subsidiary of Discovery Capital Inc., which is a wholly owned subsidiary of Discover Capital Holdings Corp. (a public company).

Federal Income Taxes

Effective with the acquisition by Discover Capital Holdings, Inc., the former Sub Chapter S tax election was statutorily voided. The company will file a consolidated tax return with its parent.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2002 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Depreciation of Fixed Assets

Fixed assets are depreciated using the straight-line method over the estimated useful lives of the assets.

Amortization

Intangible assets acquired as a result of business acquisitions will be amortized over a period not to exceed 5 years.

INDIANAPOLIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 2. GOING CONCERN CONSIDERATION

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.Through December 31, 2001 the company had incurred cumulative losses of approximately $197,000. In 2002, the company was acquired and became a wholly owned subsidiary of Discovery Capital Inc.. The parent organization set up a management company to fund various operating expenses of Indianapolis Securities Inc. The parent company does not require reimbursement if such reimbursement would impair the broker dealer net capital calculation of Indianapolis Securities Inc. In the absence of achieving profitable operations, inclusive of all attributable expenses, or obtaining debt or equity financing, the Company may not have sufficient funds to continue through December 31, 2003.

NOTE 3 - RESTRICTIVE COVENANTS

The National Association of Securities Dealers, Inc. imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $5,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 4 - SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 5 - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

INDIANAPOLIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 6 - ACQUISITIONS

Richard P. Vanderkelen

On March 7, 2002, the Company acquired the book of business for a purchase price of $400,000. The Company's parent advanced the down payment of $150,000 and the balance was to be paid out of commissions as earned. After several months it became apparent to the company that Mr. Vanderkelen breached the contract and that a substantial amount of he acquired brokerage accounts were lost. Mr. Vanderkelen has filed suit and the company has countersued. At this time, in accordance with the contract, the dispute is in arbitration. Management and its legal counsel have represented that no liability can be ascertained at this time.

The acquisition has been recorded for the $150,000 cash payment and is being amortized over 5 years.

Florida Discount Securities, Inc.

On October 15, 2002, the Company acquired the book of business for a purchase price of $200,000. The Company's parent advanced the down payment of $50,000 and the balance was to be paid
out of commissions as earned. The requirement for repayment was for the principal to maintain his licensing. Due to the principal of Florida Discount Securities, Inc. terminating his brokerage license, he is prohibited from receiving the balance of the payout. The company's parent company is currently negotiating an arrangement as a token of goodwill. This agreement will be between Discovery Capital and the principal and will relieve Indianapolis Securities of any liability or balance due.

The acquisition has been recorded for the $50,000 cash payment and is being amortized over 5 years

NOTE 7. INCOME TAXES

For the period prior to March 6, 2002, the Company had elected pursuant to the Internal Revenue Code to be taxes under the Subchapter S regulations. Effectively, on the date of acquisition, the Subchapter S was statutorily terminated. The Company will file its income tax with its corporate parent Discover Capital Holdings Corp.

For 2002, the company has a deferred tax asset of approximately $ 8,000 as a result of net operating loss carry forwards incurred in 2002 of $ 26,103. This is offset by a valuation allowance of the same amount due to the uncertainties behind its realization.

NOTE 8. MANAGEMENT AGREEMENT

Discovery Capital Holdings Corp.(the ultimate parent of the company) set up a management company in April 2002 to provide various operating services, such as rent, utilities, telephone, office and administration of Indianapolis Securities Inc. for a monthly fee of $ 32,250. The agreement states that if the charges for these services would cause a broker dealer net capital violation, the charges would be automatically forgiven.

NOTE 9. CONTINGENT LIABILITIES

The Company has incurred contingent liabilities, as a result of its business acquisitions during the year (Note 6) resulting in legal proceedings, claims and arbitration. In the opinion of management and outside legal counsel, the outcome of these matters will not materially affect the Company's financial position and net capital.

NOTE 10. SUBSEQUENT EVENT

On February 21, 2003, the company acquired the business and assigned customer accounts of Rocky Mountain Securities & Investments, Inc. for $150,000 from a trustee of a debtor in liquidation proceeding.

INDIANAPOLIS SECURITIES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

Computation of Net Capital	
Total stockholder's equity	$ 200,103
Deductions and/or charges:	
Non-allowable assets	
Intangible Assets	171,250
Depreciable Assets	4,318
	175,568
Net capital	24,535
Computation of Basic Net Capital Requirement:	
Minimum net capital requirement	5,000
Excess net capital (based on minimum capital of $5,000)	$ 19,535
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 1996)	
Net capital, as reported in Company's Part II (Unaudited) FOCUS Report	32,957
Net capital per above	24,535
Audit Adjustment (unrecorded accrued commissions)	$ 8,422

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 209
Coral Springs, Florida 33071
(954) 752-1712

March 28, 2003

Indianapolis Securities, Inc.
Boynton Beach, Florida

In planning and performing our audit of the financial statements of Indianapolis Securities, Inc. (the "Company") for the year ended December 31, 2002 on which we issued our report dated March 28, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Indianapolis Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recondition of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Indianapolis Securities, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Indianapolis Securities, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

(Continued)

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Indianapolis Securities, Inc.'s practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and applicable self-regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Coral Springs, Florida
March 28, 2003

Baum & Company, PA

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 209
Coral Springs, Florida 33071
(954) 752-1712

INTERNAL CONTROL DEFICIENCIES

The following internal control deficiencies were noted during the audit and discussed with management.

1- Management supervisory manual not updated.

2- Review of Financial internal control indicated incompatible duties of company personnel.

3- The amanagement company books and records were not currently maintained and the expenditures incurred were not reflected in the company's books.

4- The parent company had advanced funds for business acquisition and the funds ere not reflected in the company's books.

5- The company's focus report omitted the parent company's advances and the asset value of the business acquisitions